FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July 2026

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

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AstraZeneca PLC

INDEX TO EXHIBITS

1.
Datroway approved in EU for TNBC

31 July 2026

Datroway approved in the EU as only TROP2-directed medicine with overall survival benefit for the 1st-line treatment of patients with metastatic TNBC who are not candidates for immunotherapy

Approval based on TROPION-Breast02 Phase III trial results where AstraZeneca and Daiichi Sankyo's Datroway showed a statistically significant and clinically meaningful improvement for the dual primary endpoints of overall survival and progression-free survival

Datroway now approved for two breast cancer indications in the EU

AstraZeneca and Daiichi Sankyo's Datroway (datopotamab deruxtecan) has been approved in the European Union (EU) as monotherapy for the 1st-line treatment of adult patients with unresectable or metastatic triple-negative breast cancer (TNBC) who are not candidates for PD-1/PD-L1 inhibitor therapy.

The approval by the European Commission follows the positive opinion of the Committee for Medicinal Products for Human Use of the European Medicines Agency and is based on results from the TROPION-Breast02 Phase III trial which were presented at the 2025 European Society for Medical Oncology Congress and subsequently published in Annals of Oncology.

Giuseppe Curigliano, MD, PhD, Director of the Early Drug Development Division, European Institute of Oncology, Professor of Medical Oncology, University of Milan, Italy and investigator for the TROPION-Breast02 trial, said: "For people living with metastatic triple-negative breast cancer, every new treatment option matters. Despite recent advances, more than two thirds of patients are not candidates for immunotherapy and have had limited options beyond chemotherapy. In my practice, I see firsthand the devastating impact this aggressive disease has on patients and their families. This approval of datopotamab deruxtecan provides a new treatment option for eligible patients and represents meaningful progress."

Dave Fredrickson, Executive Vice President, Oncology Haematology Business Unit, AstraZeneca, said: "Every year, more than 80,000 people in Europe are diagnosed with triple-negative breast cancer, a disease that often affects younger women and has limited treatment options in the metastatic setting. Today's approval of Datroway brings an antibody drug conjugate with a differentiated clinical profile underpinned by a strong survival benefit to people with this aggressive disease."

Ken Keller, Global Head of Oncology Business, and President and CEO, Daiichi Sankyo, Inc, said: "With this approval, Datroway is the only TROP2-directed antibody drug conjugate approved in the EU that has demonstrated an overall survival benefit in the 1st-line setting for the treatment of patients with metastatic triple-negative breast cancer. We look forward to bringing Datroway to patients in the EU as an additional treatment option with the potential to extend survival, reflecting our commitment to advancing innovative medicines that address unmet needs for people living with cancer."

In the trial, which included patients with metastatic TNBC who experienced early relapse following prior treatment, Datroway demonstrated a statistically significant and clinically meaningful 5.0-month improvement in median overall survival (OS) (hazard ratio [HR] 0.79; 95% confidence interval [CI] 0.64-0.98; p=0.0291) compared to chemotherapy as 1st-line treatment in this patient population. Median OS was 23.7 months for patients treated with Datroway versus 18.7 months for those treated with chemotherapy. Datroway reduced the risk of disease progression or death by 43% compared to chemotherapy (HR 0.57; 95% CI 0.47-0.69; p<0.0001) as assessed by blinded independent central review (BICR). Datroway was also associated with more robust treatment responses, including an objective response rate (ORR) of 62.5% compared to an ORR of 29.3% with chemotherapy.1

The safety profile of Datroway in TROPION-Breast02 was consistent with previous clinical trials of Datroway in breast cancer.

Based on the results of TROPION-Breast02, Datroway has been included in the ESMO Clinical Practice Guidelines as a Category IA 1st-line treatment option for patients with metastatic TNBC who are not candidates for immunotherapy, and it is the preferred option for patients who have relapsed within six months of completing adjuvant therapy.2 In addition, Datroway received a score of 4 out of 5 on the ESMO Magnitude of Clinical Benefit Scale (ESMO-MCBS), recognising the clinically meaningful benefit demonstrated in TROPION-Breast02.3

Datroway was approved in the US in May 2026 for the same indication. Additional reviews are underway in China and Japan, as well as Australia, Canada, Singapore and Switzerland as part of Project Orbis.

Datroway is a specifically engineered TROP2-directed DXd antibody drug conjugate discovered by Daiichi Sankyo and being jointly developed and commercialised by AstraZeneca and Daiichi Sankyo.

Notes

Triple-negative breast cancer
TNBC accounts for approximately 15% of all breast cancer cases, with an estimated 365,000 diagnoses globally each year.4,5 In Europe, there are an estimated 81,000 diagnoses of TNBC each year.4,6 TNBC is diagnosed more frequently in younger and premenopausal women, and is more prevalent in Black and Hispanic women.7-9 Metastatic TNBC is the most aggressive type of breast cancer and has one of the worst prognoses, with median OS of just 12 to 18 months and only about 15% of patients living five years following diagnosis.7,10,11

While some breast cancers may test positive for oestrogen receptors, progesterone receptors or overexpression of HER2, TNBC tests negative for all three.7 Due to its aggressive nature and absence of common breast cancer receptors, TNBC is characteristically difficult to treat.7 For patients with metastatic disease with PD-L1 expressing tumours, the addition of immunotherapy to chemotherapy has improved outcomes in the 1st-line setting.12,13 However, for approximately 70% of patients with metastatic TNBC who are not candidates for immunotherapy, chemotherapy was the standard 1st-line treatment.14

TROP2 is a protein broadly expressed in several solid tumours, including TNBC.15 TROP2 is associated with increased tumour progression and poor survival in patients with breast cancer.16,17

TROPION-Breast02
TROPION-Breast02 is a global, multicentre, randomised, open-label Phase III trial evaluating the efficacy and safety of Datroway versus investigator's choice of chemotherapy (paclitaxel, nab-paclitaxel, capecitabine, carboplatin or eribulin) in patients with previously untreated locally recurrent inoperable or metastatic TNBC for whom immunotherapy was not an option. This included patients whose tumours did not express PD-L1 as well as patients with PD-L1 expressing tumours who could not receive immunotherapy due to prior exposure in early-stage disease, comorbidities or immunotherapy not being accessible in their geography. Enrolment included patients with de novo or recurrent disease, regardless of disease-free interval, and those with poor prognostic factors such as stable brain metastases.

The dual primary endpoints of TROPION-Breast02 are OS and progression-free survival (PFS) as assessed by blinded independent central review. Secondary endpoints include PFS as assessed by investigator, ORR, duration of response, disease control rate, pharmacokinetics and safety.

TROPION-Breast02 enrolled 644 patients at sites in Africa, Asia, Europe, North America and South America. For more information, visit ClinicalTrials.gov.

Datroway
Datroway (datopotamab deruxtecan; datopotamab deruxtecan-dlnk in the US only) is a TROP2-directed ADC. Designed using Daiichi Sankyo's proprietary DXd ADC Technology, Datroway is one of seven DXd ADCs in the oncology pipeline of Daiichi Sankyo, and one of the most advanced programmes in AstraZeneca's ADC scientific platform. Datroway is comprised of a humanised anti-TROP2 IgG1 monoclonal antibody, developed in collaboration with Sapporo Medical University, attached to a number of topoisomerase I inhibitor payloads (an exatecan derivative, DXd) via tetrapeptide-based cleavable linkers.

Datroway is approved in more than 45 countries/regions worldwide for the treatment of adult patients with unresectable or metastatic HR-positive, HER2-negative (IHC 0, IHC 1+ or IHC 2+/ISH-) breast cancer who have received prior endocrine-based therapy and chemotherapy for unresectable or metastatic disease based on results from the TROPION-Breast01 trial.

Datroway is approved in more than 30 countries/regions worldwide for the treatment of adult patients with unresectable or metastatic TNBC who are not candidates for PD-1/PD-L1 inhibitor therapy based on the results from the TROPION-Breast02 trial.

Datroway is available in the US under accelerated approval for the treatment of adult patients with locally advanced or metastatic EGFR-mutated non-small cell lung cancer (NSCLC) who have received prior EGFR-directed therapy and platinum-based chemotherapy based on results from the TROPION-Lung05 and TROPION-Lung01 trials. Continued approval for this indication in the US may be contingent upon verification and description of clinical benefit in a confirmatory trial.

Datroway clinical development programme
A comprehensive global clinical development programme is underway with more than 20 trials evaluating the efficacy and safety of Datroway across multiple cancers, including NSCLC, TNBC and urothelial cancer. The programme includes eight Phase III trials in lung cancer, five Phase III trials in breast cancer, and one Phase II/III trial in urothelial cancer evaluating Datroway as a monotherapy and in combination with other cancer treatments in various settings.

Daiichi Sankyo collaboration
AstraZeneca and Daiichi Sankyo entered into a global collaboration to jointly develop and commercialise Enhertu (trastuzumab deruxtecan) in March 2019 and Datroway in July 2020, except in Japan where Daiichi Sankyo maintains exclusive rights for each ADC. Daiichi Sankyo is responsible for the manufacturing and supply of Enhertu and Datroway.

AstraZeneca in breast cancer
Driven by a growing understanding of breast cancer biology, AstraZeneca is challenging, and redefining, the current clinical paradigm for how breast cancer is classified and treated to deliver even more effective treatments to patients in need - with the bold ambition to one day eliminate breast cancer as a cause of death.

AstraZeneca has a comprehensive portfolio of approved and promising compounds in development that leverage different mechanisms of action to address the biologically diverse breast cancer tumour environment.

With Enhertu, AstraZeneca and Daiichi Sankyo are aiming to improve outcomes in previously treated HER2-positive, HER2-low and HER2-ultralow metastatic breast cancer, and expanding its potential in earlier lines of treatment and in new breast cancer settings.

In HR-positive breast cancer, AstraZeneca continues to improve outcomes with foundational medicines Faslodex (fulvestrant) and Zoladex (goserelin) and aims to reshape the HR-positive space with first-in-class AKT inhibitor, Truqap (capivasertib), the TROP2-directed ADC, Datroway, and next-generation oral SERD, Etcamah.

PARP inhibitor Lynparza (olaparib) is a targeted treatment option that has been studied in early and metastatic breast cancer patients with an inherited BRCA mutation. AstraZeneca with MSD (Merck & Co., Inc. in the US and Canada) continue to research Lynparza in these settings. AstraZeneca is also exploring the potential of saruparib, a potent and selective inhibitor of PARP1, in combination with camizestrant in BRCA-mutated, HR-positive, HER2-negative advanced breast cancer.

To bring much-needed treatment options to patients with triple-negative breast cancer, an aggressive form of breast cancer, AstraZeneca is collaborating with Daiichi Sankyo to evaluate the potential of Datroway alone and in combination with immunotherapy Imfinzi (durvalumab).

AstraZeneca in oncology
AstraZeneca is leading a revolution in oncology with the ambition to provide cures for cancer in every form, following the science to understand cancer and all its complexities to discover, develop and deliver life-changing medicines to patients.

The Company's focus is on some of the most challenging cancers. It is through persistent innovation that AstraZeneca has built one of the most diverse portfolios and pipelines in the industry, with the potential to catalyse changes in the practice of medicine and transform the patient experience.

AstraZeneca has the vision to redefine cancer care and, one day, eliminate cancer as a cause of death.

AstraZeneca
AstraZeneca (LSE/STO/NYSE: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development, and commercialisation of prescription medicines in Oncology, Rare Disease, and BioPharmaceuticals, including Cardiovascular, Renal & Metabolism, and Respiratory & Immunology. Based in Cambridge, UK, AstraZeneca's innovative medicines are sold in more than 125 countries and used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on Social Media @AstraZeneca.

Contacts
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References

1.   Dent R, et al. Datopotamab deruxtecan in patients with untreated, advanced triple-negative breast cancer (TROPION-Breast02): a randomised, open-label, international, phase III trial. Ann Oncol. Published online April 3, 2026
2.   de Azambuja E, et al. Metastatic breast cancer: ESMO Clinical Practice Guideline for diagnosis, treatment and follow-up. Ann Oncol. 2026.
3.   ESMO. ESMO-MCBS Scorecard: Datopotamab deruxtecan. Available at: https://www.esmo.org/guidelines/esmo-mcbs/esmo-mcbs-for-solid-tumours/esmo-mcbs-scorecards?scorecard=558. Accessed July 2026
4.   O'Reilly D, et al. Overview of Recent Advances in Metastatic Triple Negative Breast Cancer. World J Clin Oncol. 2021;12(3):164-182.
5.   World Health Organization. Global Status Report on Cancer 2026. Available at: https://www.who.int/publications/i/item/9789240123977.  Accessed July 2026.
6.   World Health Organization. Global Cancer Observatory: Europe. Available at: https://gco.iarc.who.int/media/globocan/factsheets/populations/908-europe-fact-sheet.pdf. Accessed July 2026.
7.   American Cancer Society. Triple-Negative Breast Cancer. Available at: https://www.cancer.org/cancer/types/breast-cancer/about/types-of-breast-cancer/triple-negative.html. Accessed July 2026.
8.   Martinez ME, et al. Contribution of Clinical and Socioeconomic Factors to Differences in Breast Cancer Subtype and Mortality Between Hispanic and Non-Hispanic White Women. Breast Cancer Res Treat. 2017;166(1):185-193.
9.   Vargas L, et al. Risk Factors for Triple-Negative Breast Cancer Among Latina Women. Cancer Epidemiol Biomarkers Prev. 2019;28(11):1771-1783.
10.  National Cancer Institute. SEER Cancer Stat Facts: Female Breast Cancer Subtypes. Available at: https://seer.cancer.gov/statfacts/html/breast-subtypes.html. Accessed July 2026.
11.  Huppert LA, et al. Emerging Treatment Strategies for Metastatic Triple-Negative Breast Cancer. Ther Adv Med Oncol. 2022;14:1-25.
12.  Cortes J, et al. Pembrolizumab Plus Chemotherapy in Advanced Triple-Negative Breast Cancer. N Engl J Med. 2022;387:217-226.
13.  Geurts V, et al. Immunotherapy for Metastatic Triple Negative Breast Cancer: Current Paradigm and Future Approaches. Curr Treat Options Oncol. 2023; 24:628-643.
14.  Punie K, et al. Unmet Need for Previously Untreated Metastatic Triple-Negative Breast Cancer: a Real-World Study of Patients Diagnosed from 2011 to 2022 in the United States. The Oncologist. 2025;30(3):oyaf034.
15.  Rossi V, et al. Sacituzumab Govitecan in Triple-Negative Breast Cancer: from Bench to Bedside, and Back. Front Immunol. 2024;15:1447280.
16.  Lin H, et al. Significantly upregulated TACSTD2 and Cyclin D1 Correlate with Poor Prognosis of Invasive Ductal Breast Cancer. Exp Mol Pathol. 2013:94(1):73-78.
17.  Goldenberg D, et al. The Emergence of Trophoblast Cell-Surface Antigen 2 (TROP-2) as a Novel Cancer Target. Oncotarget. 2018;9(48):28989-29006.

Matthew Bowden
Company Secretary
AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 31 July 2026

By: /s/ Matthew Bowden
Name: Matthew Bowden
Title: Company Secretary